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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 2)*


                         Tangible Asset Galleries, Inc.
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                                (Name of Issuer)

                          Common Stock, $.001 par value
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                         (Title of Class of Securities)

                                   875494 10 6
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                                 (CUSIP Number)

                               Silvano A. DiGenova
                          c/o Superior Galleries, Inc.
                           9478 West Olympic Boulevard
                             Beverly Hills, CA 90212
                                 (310) 203-9855
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      (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                February 14, 2003
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             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. | |

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (continued on following pages)

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CUSIP No. 875494 10 6             SCHEDULE 13 D                      Page 2 of 6

--------- ----------------------------------------------------------------------
   1      NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
               Silvano A. DiGenova
--------- ----------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)  | |
                                                                        (b)  | |
--------- ----------------------------------------------------------------------
   3      SEC USE ONLY

--------- ----------------------------------------------------------------------
   4      SOURCE OF FUNDS
               OO
--------- ----------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) OR 2(e)                                                  | |

--------- ----------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION
               United States
--------- ----------------------------------------------------------------------
        NUMBER OF                    7            SOLE VOTING POWER
         SHARES                                           40,324,112 (1)
      BENEFICIALLY         ---------------------- ------------------------------
        OWNED BY                     8            SHARED VOTING POWER
          EACH                                            0
        REPORTING          ---------------------- ------------------------------
         PERSON                      9            SOLE DISPOSITIVE POWER
          WITH                                           40,324,112 (1)
                           ---------------------- ------------------------------
                                    10            SHARED DISPOSITIVE POWER
                                                          0
-------------------------- ---------------------- ------------------------------
  11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   40,324,112 (1)
--------- ----------------------------------------------------------------------
  12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             | |

--------- ----------------------------------------------------------------------
  13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                   61.1%
--------- ----------------------------------------------------------------------
  14      TYPE OF REPORTING PERSON
                   IN
--------- ----------------------------------------------------------------------

(1) Includes 8,802,000 shares of common stock issuable upon the exercise of warrants, 369,445 issuable upon the exercise of options, and 4,000,000 shares of common stock issuable upon the conversion of Series B Preferred Stock, all of which are currently exercisable, convertible, or exercisable or convertible within the next 60 days.


                                      -2-
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CUSIP No. 875494 10 6             SCHEDULE 13 D                      Page 3 of 6


         This Amendment No. 2 to Schedule 13D ("Amendment") amends the Schedule 13D ("Original Schedule 13D") filed by Silvano A. DiGenova ("DiGenova") on November 1, 1999. DiGenova is sometimes referred to herein as the "Reporting Person."

ITEM 1.  SECURITY AND ISSUER

         Common Stock, $0.001 par value, of Tangible Asset Galleries, Inc. ("Issuer"), 3444 Via Lido, Newport Beach CA 92663.

ITEM 2.  IDENTITY AND BACKGROUND.

         This statement is filed on behalf of:

         (a)      Name:                      Silvano A. DiGenova

         (b)      Business Address:          9478 West Olympic Boulevard
                                             Beverly Hills, CA 90212

         (c)      Principal Occupation:      Chief Executive Officer and
                                             Chairman of Issuer

         (d) During the last five years, Silvano A. DiGenova has not been convicted in a criminal proceeding.

         (e) During the last five years, Silvano A. DiGenova has not been a party to a civil proceeding of a judicial or administrative body or competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities law or finding any violation with respect to such laws.

         (f)      Citizenship:               United States

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Item 3 is amended to reflect the information contained in Item 4 below regarding the source and amount of funds or other consideration involved in the transactions described in this Amendment.

ITEM 4.  PURPOSE OF TRANSACTION.

         Item 4 is supplemented to reflect the occurrence of the following:

         On February 14, 2003, DiGenova entered into a Share Exchange and Note Modification Agreement ("Agreement") whereby DiGenova agreed to exchange his 7,000 shares of the Issuer's Series C $100 Redeemable Convertible Preferred Stock ("Series C Stock") for a total of 11,666,667 shares of the Issuer's common stock. The Series C Stock was thereafter retired and cancelled by the Issuer. Pursuant to this same Agreement, the Issuer reduced the exercise price of DiGenova's warrants to purchase 6,902,000 shares of common stock of the Issuer to $0.001 per share as compensation for DiGenova's continued guaranty of certain loans to the Issuer. Additionally, DiGenova agreed to amend his promissory note from the Issuer, with a current principal balance of $1,000,000 and accrued and unpaid interest of approximately $50,000. DiGenova and the Issuer agreed that the Issuer would pay the principal balance in 20 equal quarterly payments of $50,000 each, with accrued interest due at the end of each month beginning February 2003.

                                      -3-
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CUSIP No. 875494 10 6             SCHEDULE 13 D                      Page 4 of 6


         Except as described in Item 4, DiGenova does not have any plans or proposals that relate to or would result in: (i) the acquisition of additional securities of the Issuer, or the disposition of securities of the Issuer; (ii) any extraordinary corporate transaction; (iii) any sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (iv) any change in the present board of directors or management of the Issuer; (v) any material change in the present capitalization or dividend policy of the Issuer;
(vi) any other material change in the Issuer's business or corporate structure;
(vii) any changes in the Issuer's charter, bylaws or instruments corresponding thereto, or other actions which may impede the acquisition of control of the Issuer by any person; (viii) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (x) any action similar to any of those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         Item 5 is amended to reflect the following:

         (a) DiGenova beneficially owns 40,324,112 shares of common stock of the Issuer, which equals approximately 61.1% of the total 41,211,463 outstanding shares of common stock of the Issuer as of February 14, 2003 ("Total Shares").

         (b) DiGenova has sole voting and dispositive power as to his 40,324,112 shares.

         (c) Other than as described above in Item 4, DiGenova has not effected any transactions in the Issuer's common stock during the past 60 days.

         (d) No person, other than DiGenova, is known to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of the shares beneficially owned by DiGenova.

         (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENT, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         In addition to the Agreement described in Item 4 above, DiGenova entered into the following contracts with respect to the securities of the
Issuer:

         (1) On February 14, 2003, DiGenova entered into a Stock Purchase and Warrant Exercise Agreement (" Purchase Agreement") with the Issuer, Stanford Venture Capital Holdings, Inc. ("Stanford"), and the other warrant holders ("Warrant Holders") for the sale of 2,000,000 shares of a newly created Series D $1.00 Convertible Preferred Stock ("Series D Stock") and the modification of the terms of the outstanding warrants so that the per-share exercise price for all the shares of the common stock covered under the warrants is reduced to $0.001 (the "Reduced Exercise Price"). This Reduced Exercise Price shall remain the same in the event of a contemplated reverse stock split of the outstanding shares of the Issuer's common stock. Each share of the Series D Stock has a stated value of one dollar ($1.00) (the "Stated Value"). At the option of the holder, each share of Series D Stock is convertible into a certain number of shares of common stock of the Issuer, to be calculated by dividing the Stated Value by $0.06, subject to certain anti-dilution adjustments. Each share of the Series D Stock is entitled to vote on all matters requiring a vote of the stockholders and shall be entitled to such number of votes as represented by the number of shares of common stock such shares of Series D Stock would be convertible into at the time of such voting.

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CUSIP No. 875494 10 6             SCHEDULE 13 D                      Page 5 of 6


         (2) On February 14, 2003, DiGenova also entered into a Liquidation Preferences Agreement ("Liquidation Agreement") with the Issuer and the holders of shares of Series B $1.00 Convertible Preferred Stock ("Series B Stock"). The parties to the Liquidation Agreement agreed to amend the Certificate of Designation for the Series B Stock, to be effective upon receipt of consent from the holders of shares of Series A $5.00 Redeemable 8% Convertible Preferred Stock. The amendment would adjust the liquidation preference of the Series B Stock so it is the same as (i.e., pari passu) the Series D Stock.

         (3) On February 14, 2003, DiGenova also entered into a Registration Rights Agreement with the Issuer, and the other Warrant Holders whereby the Issuer agreed to prepare and file with the Securities Exchange Commission, no later than June 30, 2003, a registration statement so as to permit a resale of the securities of the Issuer (including the shares of common stock issuable upon conversion or exchange of the preferred stock, shares of common stock issuable upon the exercise of the warrants, and shares of common stock issuable upon the exercise of warrants issuable in the event of a registration default, as defined in Section 3(e) of the Registration Agreement).

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

         Item 7 is amended to include the following exhibit:

         Exhibit No.       Description
         -----------       -----------

         4.1 Liquidation Preference Agreement by and between the Issuer, Stanford Venture Capital Holdings, Inc., Silvano DiGenova, and the other holders of Series B $1.00 Convertible Preferred Stock (previously filed as Exhibit 4.1 to our Current Report on Form 8-K filed on March 3, 2003).*

         10.1 Series D Preferred Stock Purchase and Warrant Exercise Agreement by and among the Issuer, Stanford Venture Capital Holdings, Inc., Silvano DiGenova, and Warrant Holders (previously filed as Exhibit 10.1 to our Current Report on Form 8-K filed on March 3, 2003).*

         10.2 Share Exchange and Note Modification Agreement by and between the Issuer, Silvano DiGenova, and Stanford Venture Capital Holdings, Inc. (previously filed as Exhibit 10.2 to our Current Report on Form 8-K filed on March 3, 2003).*

         10.3 Registration Rights Agreement by and between the Issuer and the holders of the Issuer's Series B $1.00 Convertible Preferred Stock, Series C $100 Redeemable 9% Convertible Preferred Stock, and Warrants (previously filed as Exhibit
                  10.3 to our Current Report on Form 8-K filed on March 3,
                  2003).*


                                      -5-
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CUSIP No. 875494 10 6             SCHEDULE 13 D                      Page 6 of 6


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                  March 1, 2003
                          ----------------------------
                                     (Date)


                             /S/ Silvano A. DiGenova
                          ----------------------------
                                   (Signature)


                                      -6-